Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of an e-mail message that a Lyondell sales representative sent to certain customers. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Hi All:

You may have already heard the exciting news that Lyondell Chemical Company has announced an agreement to acquire Millennium Chemicals Inc. I pulled together some info that may be helpful...

What’s it mean? It’s a $1 billion stock deal that brings the companies’ petrochemical and plastics joint venture under one roof, creating the No. 3 North American chemicals producer.

Question of the day: Want to buy some Ti02 or Acetic Acid?

The transaction combines two U.S. chemical companies that are well positioned globally, with leading positions in propylene oxide and derivatives, titanium dioxide (TiO2) and acetyls. And, through their Equistar joint venture—a major North American producer of ethylene, propylene, polyethylene and aromatics—they have significant leverage to the petrochemical cycle, providing opportunity for the combined company’s shareholders to take full advantage of the recovery in the petrochemical cycle. The combined company will operate in 16 countries and employ about 10,000 people worldwide.

Word of the day: accretive (I had to look this one up)

Definition: Growing in size by external addition. It’s often used to refer to an acquisition which is expected to increase earnings per share.

Quote of the day: “We have a long history of successfully combining assets, product lines and corporate cultures to create one of the world’s leading chemical companies”

“Since its creation in 1985, Lyondell has become a leading, global, integrated chemical company with world-scale assets and proprietary processes and technology,” said Dan F. Smith, Lyondell’s president and chief executive officer. “We have a long history of successfully combining assets, product lines and corporate cultures to create one of the world’s leading chemical companies. Despite the prolonged industry trough, Lyondell and Equistar combined finished 2003 with more than $1.3 billion of liquidity. We expect this transaction to be accretive to Lyondell’s earnings per share in 2005.

“This is another step in our long-standing strategy to increase Lyondell’s global depth and breadth, and maintains our leverage to the ethylene cycle, allowing us to use the resulting cash flow to reduce debt,” added Smith. “By integrating Millennium’s operations with Lyondell’s and Equistar’s, we believe there is value that can be achieved through the realization of synergies. We expect to realize at least $50 million in cost savings from this combination, bringing value to all of the shareholders.”

For the full announcement:

[Joint Lyondell and Millennium March 29, 2004 press release attached]

(REUTERS ABRIDGED BUSINESS SUMMARY)

Millennium Chemicals Inc. is an international chemical company with three core businesses: Titanium Dioxide and Related Products, Acetyls and Specialty Chemicals. Through its Titanium Dioxide and Related Products business segment, the Company produces titanium dioxide, titanium tetrachloride, zirconia, silica gel and cadmium-based pigments. Its Acetyls business segment produces vinyl acetate monomer, acetic acid and methanol. The Company produces terpene-based fragrance and flavor chemicals through its Specialty Chemicals business segment. The Company also has a 29.5% interest in Equistar, a joint venture owned by the Company and Lyondell Chemical Company. Equistar is a major producer of ethylene, polyethylene, performance polymers, oxygenated chemicals, aromatics and specialty petrochemicals. In addition, the Company owns an 85% interest in La Porte Methanol Company, a limited partnership that owns a methanol plant located in La Porte, Texas.

Clearly, we’ll have more details in the months to come. Please call me with any questions.

<http://www.lyondell.com> <http://www.equistar.com> <http://www.customerxpress.com>